STATEMENT OF FINANCIAL CONDITION

Lincoln Financial Distributors, Inc.
Year Ended December 31, 2020
With Duly Authorized Officer Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor - Chester Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat (336) 691-3486

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lincoln Financial Distributors, Inc. claims exemption from this requirement. See Duty Authorized Officer Affirmation pursuant to Rule 17a-5(e)(2) under the Securities Exchange Act of 1934.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2023

Signature

AVP, Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Statement of Financial Condition

Year Ended December 31, 2020

Contents

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2020

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 26, 2021

C Pawsat

Name: Carl R. Pawsat
Title: AVP, Financial and Operations Principal

Lincoln Financial Distributors, Inc.

Statement of Financial Condition
(in thousands)

	Year Ended December 31, 2020
Assets	
Cash and invested cash	$ 3,898
Commissions and fees receivable	31,158
Due from affiliates	213
Other assets	502
Total assets	$ 35,771
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 31,141
Other liabilities	45
Total liabilities	31,186
Stockholder's equity:	
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	200
Additional paid-in capital	12,632
Accumulated deficit	(8,247)
Total stockholder's equity	4,585
Total liabilities and stockholder's equity	$ 35,771

See accompanying notes.

<center>Lincoln Financial Distributors, Inc.</center>

<center>Notes to the Statement of Financial Condition
(in thousands)
December 31, 2020</center>

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position, results of operations and cash flows. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition, results of operations and cash flows.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue and corresponding commission expense for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. All other commission and fee revenue amounts are received from affiliates.

Given the similarities of the revenue earned, the company categorizes all revenue in one source: distribution and wholesaling revenue. See Note 2 for more information on revenue recognized from contracts with customers.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates ("ASUs") issued by the FASB and the impact of the adoption on our statement of financial condition. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on the Statement of Financial Condition or Other Significant Matters
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), Measurement of Credit Losses on Financial Instruments and related amendments	These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using a credit loss allowance. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption was permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	The adoption of this guidance did not have a material impact on our Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Effective Date	Effect on the Statement of Financial Condition or Other Significant Matters
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments	These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – *Financial Services – Insurance* reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses. These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption was permitted.	January 1, 2020	Our adoption of ASU 2016-13 and related amendments is discussed in the description section of ASU 2016-13. The adoption of the remainder of this guidance did not have a material impact on our Statement of Financial Condition.
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief	The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, *Financial Instruments – Credit Losses – Measured at Amortized Cost*, with an option to irrevocably elect the fair value option in Subtopic 825-10, *Financial Instruments – Overall*, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.	January 1, 2020	The adoption of this guidance did not have a material impact on our Statement of Financial Condition.

Notes to the Statement of Financial Condition (continued)

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. Income Taxes

The federal income tax liability was as follows:

	December 31, 2020
Current	$ 1
Deferred	-
Total federal income tax liability	$ 1

Current federal income taxes payable of $1 at December 31, 2020, is included in due to affiliates on the Statement of Financial Condition.

Current state income taxes receivable of $502 at December 31, 2020, is included in other assets on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. As of December 31, 2020, our deferred tax asset was $0.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, the Company is no longer subject to U.S. federal examinations for years before 2017. In the first quarter 2021 the Internal Revenue Service (IRS) commenced an examination of the Company's refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2021.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2020, we recognized interest and penalty expense (benefit) related to uncertain tax positions of zero. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2020.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial condition.

5. Net Capital Requirements

LFD operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250.

	December 31, 2020
Minimum net capital requirement	$ 250
Net capital	3,802
Excess net capital	$ 3,552

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the statement of financial condition were issued.